FIGURE CERTIFICATE COMPANY

AMENDMENT NO. 1 TO

FIGURE TRANSFERABLE CERTIFICATE TERMS AND CONDITIONS

The following terms and conditions will govern the Figure Transferable Certificate face-amount certificate (“Transferable Certificate”) that Figure Certificate Company issues to you.

1.     DEFINITIONS

ACCOUNT VALUE - the amount of your Principal investment, plus accrued interest (minus applicable expenses and fees), rounded down to the nearest penny.

FACE-AMOUNT - the amount of your Principal investment in a Transferable Certificate. The Face-Amount of each Transferable Certificate is $0.01.

INTEREST RATE - the rate of interest that you earn on your Transferable Certificate. The Interest Rate applicable to all Transferable Certificates is the overnight Secured Overnight Financing Rate (“SOFR”) less 50 basis points, with a minimum rate of 0.00%.

MATURITY DATE - the date on which your Transferable Certificate matures.

OUR, US, WE, THE COMPANY - Figure Certificate Company.

PRINCIPAL - the amount you pay for a Transferable Certificate when purchased on the Provenance Blockchain.

PURCHASE DATE - the date you purchase or otherwise acquire your Transferable Certificate.

TRANSFERABLE CERTIFICATE - a digital representation of the Company’s face-amount certificates that can be, at any time and using blockchain technology, purchased directly from the Company, surrendered directly to the Company, or transferred through peer-to-peer transactions (as described in the Company’s most-recent prospectus on file with the Securities and Exchange Commission) and through transactions on a registered alternative trading system (“ATS”). All such transactions will be recorded on approved blockchains and will be at the Face-Amount of each Transferable Certificate.

YOU, YOUR - the Transferable Certificate owner.

2.     FACE-AMOUNT

The face-amount of your Transferable Certificate equals the amount of your Principal investment on the Purchase Date, which is $0.01.

3.     ISSUANCE

The Company’s Transferable Certificates are issued daily.

4.     PURCHASE DATE

We will credit your Principal investment and issue your Transferable Certificate on the date you purchase your Transferable Certificate.

5.     ADDITIONAL PRINCIPAL INVESTMENTS

We do not accept additional principal investments under your Transferable Certificate.

6.     MATURITY DATE AND PAYMENT OF THE ACCOUNT VALUE

Each Transferable Certificate matures 20 years after its Purchase Date. On the Maturity Date, Figure Certificate Company will pay you the account value (“Account Value”) of your Transferable Certificate. At any time, your Account Value equals the amount of your Principal investment, plus accrued interest (minus applicable expenses and fees), rounded down to the nearest penny. The time frame for the payment of your Account Value is the ACH settlement date plus one additional day. Upon payment of your Account Value, Figure Certificate Company will cancel your Transferable Certificate.

7.     INTEREST

The Interest Rate is applied, beginning on the Purchase Date, to the balance of a Transferable Certificate holder’s account, which is based on the aggregate value of all Transferable Certificates held by that investor and is rounded down to the nearest penny.

Simple interest on a Transferable Certificate accrues daily to that Transferable Certificate’s Record Holder starting no later than 2 business days after the purchase of the Certificate. A “Record Holder” is the holder of record of a Transferable Certificate as of 7:00 am ET (the “Record Time”) on the day in question (the “Record Date,” each of which runs from 7:00 am ET to 6:59am ET). Interest will be payable monthly to Record Holders at 5 pm ET (the “Interest Payment Time”) on the first of each month in U.S. dollars that will automatically be reinvested in additional Transferable Certificates (where the additional Transferable Certificate(s) equals the applicable interest payment, rounded down to the nearest penny), unless an investor opts out of the automatic reinvestment.

Transferable Certificates acquired through the automatic reinvestment process will have the same Interest Rate, Maturity Date, and other terms as all other Transferable Certificates. Interest accrued on a Transferable Certificate that is surrendered prior to the monthly interest payment date will be credited to the Transferable Certificate holder’s account on the next monthly payment date. This final interest payment will be paid in U.S. dollars and will not be subject to auto-investment.

8.     SURRENDER AND PAYMENT OF THE ACCOUNT VALUE

You may surrender your Transferable Certificate to Figure Certificate Company at any time. Upon surrender, Figure Certificate Company shall pay the Account Value to the Transferable Certificate holder and cancel the Transferable Certificate. In no event will your Account Value be less than the minimum amount prescribed by Section 28 of the Investment Company Act of 1940, as amended (the “Act”).

9.     SURRENDER CHARGES

There are no surrender charges applicable to your Transferable Certificate(s).

10.    MAINTENANCE OF RESERVES

Your Transferable Certificate is not secured by any particular asset of the Company. However, to support our obligations under your Transferable Certificate and all other Transferable Certificates that we issue, we maintain reserves in the amount and in assets of the type prescribed by the Act. For purposes of computing the reserves under your Transferable Certificate, the minimum maturity amount of your Transferable Certificate equals the face-amount of your Transferable Certificate, and no interest is payable or deemed payable until actually earned and credited.

11.    TRANSFERRING OWNERSHIP

Your Transferable Certificate can be transferred in peer-to-peer and ATS transactions. All such transactions occurring on approved blockchains will be at the Face-Amount of your Transferable Certificate.

12.    MISCELLANEOUS

Your Certificate carries no voting rights and is not entitled to participate in any dividends that our Board of Directors may declare. The minimum and maximum amounts applicable to your principal investment(s) and withdrawals appear on your Certificate application. The Maturity Date of your Transferable Certificate, Face-Amount of your Transferable Certificate, your Account Value, and other relevant data will appear on the periodic account statements that we will provide or otherwise make available to you.